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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 1-13498

                         ASSISTED LIVING CONCEPTS, INC.
             (Exact name of registrant as specified in its charter)

                      11835 NE GLENN WIDING DRIVE, BLDG E,
                             PORTLAND, OR 97220-9057
                                 (503) 252-6233
               (Address, including zip code and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                         PREFERRED SHARE PURCHASE RIGHTS
            (Title of each class of securities covered by this Form)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii)   [ ]
           Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)    [ ]
           Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)   [ ]
           Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(3)       [ ]
           Rule 12h-3(b)(1)(i)   [ ]     Rule 15d-6             [ ]

 Approximate number of holders of record as of the certification or notice date:

 PREFERRED SHARE PURCHASE RIGHTS: 0


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Pursuant to the requirements of the Securities Exchange Act of 1934, Assisted
Living Concepts, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            ASSISTED LIVING CONCEPTS, INC.

        Dated: August 7, 2001               By: /s/ Sandra Campbell
                                                ------------------------------
                                                Name: Sandra Campbell
                                                Title: Secretary